SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of SEPTEMBER, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




               RYANAIR ANNOUNCES 2 NEW ROUTES FROM CITY OF DERRY
                   TO LIVERPOOL AND NOTTINGHAM EAST MIDLANDS

Ryanair, Europe's No. 1 low fares airline, today (Wednesday, 14th September
2005) announced 2 new routes from City of Derry Airport to Liverpool and Nottingham East Midlands. The Liverpool route will operate daily from 9th February 2006 and the Nottingham East Midlands route, which will also operate daily will commence on 7th March 2006.

Announcing the two new routes today, Ryanair's Director of Scheduled Revenue, Sean Coyle, said:

        "We are delighted to announce these 2 new routes from City of Derry Airport, with one-way flights available from only GBP5.99*. These new services, together with the recently announced increase in frequency on the London Stansted route, strengthen our relationship with City of Derry airport. We expect to carry 200,000 additional low fare passengers on these new routes in their first year of operation and bring in over 80,000 additional tourists to Derry and the North West region.

        "Seats on these new routes are available for immediate booking on www.ryanair.com and we urge passengers to book straight away as demand for fares this low will be huge".

New route details:

DERRY TO LIVERPOOL         DAILY
FR9885                     DEPARTS 14.50 ARRIVES 15.45
LIVERPOOL TO DERRY         DAILY
FR9884                     DEPARTS 13.30 ARRIVES 14.25

DERRY TO EAST MIDLANDS     DAILY
FR1676                     DEPARTS 17.25 ARRIVES 18.25
EAST MIDLANDS TO DERRY     DAILY
FR1675                     DEPARTS 16.00 ARRIVES 17.00

*Excludes taxes and charges.

Ends.                           Wednesday, 14th September 2005
For reference:
Peter Sherrard - Ryanair        Pauline McAlester - Murray Consultants
Tel: 00-353-1-8121228           Tel: 00-353-1-4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  14 September, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director